UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 20, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, November 20, 2014, Dollar Tree, Inc. issued a press release reporting its fiscal 2014 third quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated November 20, 2014 issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 20, 2014

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 20, 2014 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. REPORTS THIRD QUARTER RESULTS

·   Sales increased 11.2% to $2.10 billion and Same-Store Sales improved 5.9%
·   Diluted EPS, including acquisition-related costs, increased 10.3% to $0.64
·   Excluding acquisition-related costs, diluted EPS increased 19.0% to $0.69

CHESAPEAKE, Va. - November 20, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for its third fiscal quarter ended November 1, 2014.

Third Quarter Results
Consolidated net sales increased 11.2% to $2.10 billion from $1.88 billion in the prior year's third quarter. Consolidated same-store sales increased 5.9% compared to a 3.1% increase in the prior-year period.

Gross profit increased 9.9% to $725.3 million from $659.9 million in the prior year's third quarter. As a percent of sales, gross margin decreased by approximately 40 basis points to 34.6%. The primary contributor to the decrease was increased freight costs.

Selling, general and administrative expenses were 24.1% of sales compared to 24.2% of sales in the prior year's third quarter. The quarter included $14.3 million in acquisition-related costs associated with the proposed merger with Family Dollar Stores, Inc. Excluding acquisition-related costs, selling, general and administrative costs were 23.4% of sales, an 80 basis point improvement compared to the prior year's third quarter. The improvement as a percent of sales was primarily attributable to strong same-store sales growth and expense control with respect to store operating costs.

Net income, compared to the prior year's third quarter, including acquisition-related costs, increased approximately $7.6 million to $133.0 million, and diluted earnings per share increased by 10.3% to $0.64. Excluding acquisition-related costs, net income increased approximately $17.0 million to $142.4 million and diluted earnings per share increased 19.0% to $0.69.

Bob Sasser, Chief Executive Officer, stated, "I am extremely pleased with our third quarter performance. Excluding acquisition costs, we delivered a Company-record third quarter operating margin of 11.2%. Our 5.9% same-store sales growth was our strongest comp since 2011, and represented our 27th consecutive quarter of positive same-store sales. These results validate our value enhancement initiatives targeted to attract new, and retain current, customers. Our store teams are well-prepared and our shelves are well-stocked with incredible values for the upcoming holiday season."

The Company opened 117 stores, expanded or relocated 18 stores, and closed 1 store during the quarter. Retail selling square footage increased to 45.8 million square feet, a 6.8% increase compared to the prior year.

First Nine Months Results

Consolidated net sales increased 9.3% to $6.13 billion from $5.61 billion in the first nine months of 2013. Consolidated same-store sales increased 3.9%, compared to a 2.9% increase for the first nine months of 2013.

Gross profit increased 7.7% to $2.12 billion, or 34.5% of sales, compared to $1.96 billion, or 35.0% of sales, in the first nine months of 2013. The primary contributors to the decrease were increased freight costs and investment in higher-value products.

Selling, general and administrative expenses increased 8.7% to $1.46 billion, or 23.8% of sales. This included approximately $21.8 million in acquisition-related costs associated with the proposed merger with Family Dollar Stores, Inc. Excluding acquisition-related costs, selling, general and administrative costs were 23.5% of sales, a 40 basis point improvement compared to the first nine months of the prior year.

Net income, compared to the prior year's first nine months including acquisition-related costs, increased $9.1 million to $392.7 million, and diluted earnings per share increased by 9.8% to $1.90. Excluding acquisition-related costs, net income increased $23.1 million to $406.7 million and diluted earnings per share increased 13.3% to $1.96.

Company Outlook

The Company estimates consolidated net sales for the fourth quarter of 2014 to be in the range of $2.39 billion to $2.46 billion, based on a range of low-single digit positive same-store sales. Diluted earnings per share are estimated to be in the range of $1.07 to $1.14, excluding acquisition-related costs.

Consolidated net sales for full-year 2014 are now expected to range between $8.52 billion and $8.58 billion compared to the Company's previously expected range of $8.44 billion to $8.55 billion. The Company now anticipates net income per diluted share for full-year 2014, which includes $0.07 of acquisition-related costs, will range between $2.97 and $3.04. This compares to its previous guidance range of $2.94 to $3.06, which included $0.02 of acquisition-related costs from the second quarter.

On Thursday, November 20, 2014, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-551-9020. A recorded version of the call will be available until midnight Thursday, November 27, and may be accessed by dialing 888-203-1112, and using access code 3020558. A webcast version of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events, and will be available until midnight Thursday, November 27.

Dollar Tree, a Fortune 500 Company, operated 5,282 stores in 48 states and five Canadian provinces as of November 1, 2014. Our stores operate under the brands of Dollar Tree, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding the proposed merger with Family Dollar, including acquisition-related expenses and financing costs, the benefits, results and effects of the merger, the combined company's plans, objectives and expectations, the holiday selling season, fourth quarter and full-year sales, fourth quarter and full-year diluted earnings per share, and fourth quarter and full-year same-store sales. Risks and uncertainties related to the proposed merger include, among others, the ability to close the proposed merger on the proposed terms and schedule, or at all, Family Dollar's ability to terminate the merger agreement under certain circumstances if a superior proposal is made by a third party to Family Dollar, difficulties related to integration of the proposed merger and our ability to obtain cost savings and synergies contemplated by the merger, unexpected costs, charges or expenses resulting from the proposed merger, and the outcome of pending or potential litigation or governmental investigations. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 14, 2014, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed August 21, 2014 and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
                  Randy Guiler, 757-321-5284
                  Vice President, Investor Relations
                  www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

	13 Weeks Ended				39 Weeks Ended			
	November 1, 2014			November 2, 2013	November 1, 2014			November 2, 2013
	As Reported	Adjustments (a)	As Adjusted	As Reported	As Reported	Adjustments (a)	As Adjusted	As Reported
Net sales	$ 2,095.2	$ —	$ 2,095.2	$ 1,884.7	$ 6,126.6	$ —	$ 6,126.6	$ 5,605.4
Cost of sales	1,369.9	—	1,369.9	1,224.8	4,010.7	—	4,010.7	3,640.8
Gross profit	725.3	—	725.3	659.9	2,115.9	—	2,115.9	1,964.6
	34.6%		34.6%	35.0%	34.5%		34.5%	35.0%
Selling, general & administrative expenses	505.6	(14.3)	491.3	455.6	1,459.3	(21.8)	1,437.5	1,342.5
	24.1%	-0.7%	23.4%	24.2%	23.8%	-0.4%	23.5%	23.9%
Operating income	219.7	14.3	234.0	204.3	656.6	21.8	678.4	622.1
	10.5%	0.7%	11.2%	10.8%	10.7%	0.4%	11.1%	11.1%
Interest expense, net	9.3	(0.9)	8.4	5.2	25.8	(0.9)	24.9	6.4
Other expense, net	1.1	—	1.1	0.3	1.2	—	1.2	0.5
Income before income taxes	209.3	15.2	224.5	198.8	629.6	22.7	652.3	615.2
	10.0%	0.7%	10.7%	10.5%	10.3%	0.4%	10.6%	11.0%
Income tax expense	76.3	5.8	82.1	73.4	236.9	8.7	245.6	231.6
Income tax rate	36.5%	38.3%	36.6%	36.9%	37.6%	38.3%	37.6%	37.6%
Net income	$ 133.0	$ 9.4	$ 142.4	$ 125.4	$ 392.7	$ 14.0	$ 406.7	$ 383.6
	6.3%	0.4%	6.8%	6.7%	6.4%	0.2%	6.6%	6.8%
Net earnings per share:								
Basic	$ 0.65	$ 0.04	$ 0.69	$ 0.58	$ 1.91	$ 0.06	$ 1.97	$ 1.73
Weighted average number of shares	205.6	205.6	205.6	216.6	206.1	206.1	206.1	221.4
Diluted	$ 0.64	$ 0.05	$ 0.69	$ 0.58	$ 1.90	$ 0.06	$ 1.96	$ 1.73
Weighted average number of shares	206.6	206.6	206.6	217.6	207.0	207.0	207.0	222.4

(a) The adjustments to Selling, general and administrative expenses and Interest expense, net for the 13 weeks and 39 weeks ended November 1, 2014 are related to the proposed acquisition of Family Dollar Stores, Inc.

NOTE: These condensed consolidated income statements have been prepared on a basis consistent with our previously prepared income statements filed with the Securities and Exchange Commission for our prior quarter and annual periods, with the exception of the footnotes required by GAAP for completed financial statements and inclusion of certain non-GAAP adjustments and measures as described in footnote (a) above. Management believes the reporting of comparable results is important in assessing the overall performance of the business and is therefore useful for investors and prospective investors.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	November 1, 2014		February 1, 2014		November 2, 2013	
Cash and cash equivalents	$	407.6	$	267.7	$	147.1
Merchandise inventories, net		1,304.9		1,035.3		1,237.4
Current deferred tax assets, net		22.1		18.9		20.0
Other current assets		61.5		56.6		83.3
Total current assets		1,796.1		1,378.5		1,487.8
Property and equipment, net		1,193.4		1,094.0		1,101.9
Goodwill		168.7		169.3		171.6
Deferred tax assets, net		52.9		24.1		23.3
Other assets, net		156.6		106.0		98.2
Total assets	$	3,367.7	$	2,771.9	$	2,882.8
Current portion of long-term debt	$	—	$	12.8	$	12.8
Accounts payable		545.0		393.9		526.4
Other current liabilities		307.2		232.3		227.6
Income taxes payable		14.3		47.3		—
Total current liabilities		866.5		686.3		766.8
Long-term debt, excluding current portion		757.0		757.0		1,007.0
Income taxes payable, long-term		6.0		5.5		5.3
Other liabilities		153.1		152.4		144.7
Total liabilities		1,782.6		1,601.2		1,923.8
Shareholders' equity		1,585.1		1,170.7		959.0
Total liabilities and shareholders' equity	$	3,367.7	$	2,771.9	$	2,882.8
STORE DATA:						
Number of stores open at end of period		5,282		4,992		4,953
Total selling square footage (in millions)		45.8		43.2		42.9

The February 1, 2014 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	39 Weeks Ended	
	November 1, 2014	**November 2, 2013**
Cash flows from operating activities:		
Net income	$ 392.7	$ 383.6
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	151.5	140.3
Provision for deferred taxes	(32.2)	6.9
Other non-cash adjustments to net income	33.8	32.6
Changes in operating assets and liabilities	(157.3)	(196.7)
Total adjustments	(4.2)	(16.9)
Net cash provided by operating activities	388.5	366.7
Cash flows from investing activities:		
Capital expenditures	(254.4)	(284.1)
Purchase of restricted investments	(6.8)	—
Proceeds from maturities of restricted investments	15.8	15.0
Proceeds from sale of fixed assets	1.7	—
Foreign currency loss	(0.1)	—
Other	—	(0.3)
Net cash used in investing activities	(243.8)	(269.4)
Cash flows from financing activities:		
Principal payments on long-term debt	(12.8)	(21.5)
Proceeds from long-term debt issuance	—	770.0
Payments for share repurchases	—	(1,112.1)
Proceeds from stock issued pursuant to stock-based compensation plans	4.4	5.0
Tax benefit of exercises/vesting of stock-based compensation	3.6	9.6
Net cash used in financing activities	(4.8)	(349.0)
Effect of exchange rate changes on cash and cash equivalents	—	(1.1)
Net increase (decrease) in cash and cash equivalents	139.9	(252.8)
Cash and cash equivalents at beginning of period	267.7	399.9
Cash and cash equivalents at end of period	$ 407.6	$ 147.1